09042779

SEC Mail Processing Section

NOV 23 2009

Washington, DC 120

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 47101

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/08 (MM/DD/YY) AND ENDING 08/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WNC CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17782 SKY PARK CIRCLE
(No. and Street)

IRVINE (City) CA (State) 92614 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILFRED N. COOPER, JR. 1-714-662-5565, x115
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO SEIDMAN, LLP
(Name – *if individual, state last, first, middle name*)

3200 BRISTOL STREET, #400, COSTA MESA, CA 92626
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2A

OATH OR AFFIRMATION

I, WILFRED N. COOPER, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WNC CAPITAL CORPORATION, as of AUGUST 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT
Title

(see attached jurat)

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this 17th day of November, 2009, by Wilfred N. Cooper Jr., proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

J. KAAKE
COMM. # 1782687
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
My Comm. Expires Nov. 30, 2011

(Seal) Signature J. Kaake

BDO Seidman, LLP
Accountants and Consultants

3200 Bristol Street, 4th Floor
Costa Mesa, California 92626
Telephone: (714) 957-3200
Fax: (714) 957-1080

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to WNC Captial Corporation's SIPC Assessment Reconciliation

To the Board of Directors
WNC Capital Corporation
Irvine, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7T)) to the Securities Investor Protection Corporation ("SIPC") for the period from April 1, 2009 to August 31, 2009, which were agreed to by WNC Capital Corporation (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries consisting of disbursement registers and cancelled checks noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended August 31, 2009 less revenues reported on the FOCUS reports for the period from September 1, 2008 to March 31, 2009 contained on the statements of income, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to August 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, consisting of general ledger, disbursement records and commission payment schedules, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers, consisting of the general ledger, disbursement records and commission payment schedules, supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion.

Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

November 20, 2009

SIPC-7T

(27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

SIPC-7T

(27-REV 3/09)

SEC Mail Processing Section NOV 23 2009 Washington, DC 122

(Read carefully the instructions in your Working Copy before completing this Form)

Amended Form

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-047101 FINRA AUG 7/20/1994
WNC CAPITAL CORPORATION
17782 SKYPARK CIRCLE
IRVINE, CA 92614-6404

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $670

B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) (150)

03/06/09
Date Paid

C. Assessment balance due 520

D. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

E. Total assessment balance and interest due (or overpayment carried forward) $(12) *

F. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) $ ______

*Note: The fee of $532.- was paid as of 10/26/09. There is an overpayment of $12.-. Please see attached original form SIPC-7T.

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

WNC Capital Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 13th day of November, 2009.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending August 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,031,673
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	(763,859)
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	(763,859)
2d. SIPC Net Operating Revenues	$ 267,814
2e. General Assessment @ .0025	$ 670.
	(to page 1 but not less than $150 minimum)

IMPORTANT NOTICE TO AUGUST FYE (SIPC-7T)

As you know, SIPC reinstituted the assessment based on net operating revenues (defined as all revenues minus interest expense see 2c(9) on page 2) effective April 1, 2009. Going forward, the assessment will be paid semi-annually based on your firm's fiscal year end.

According to SIPC's records, your firm has a fiscal year ending August 31, 2009. Therefore, we enclose a SIPC-7T which should be filed for the period April 1 through August 31, 2009. Do not forget to take credit for paying the $150 minimum assessment you have paid in January, February or March of 2009.

For your information, the next filing due will be a SIPC-6 covering the period September 1, 2009 through February 28, 2010 for the first half of your 2010 fiscal year. This will be followed by the SIPC-7 Annual Reconciliation, which will be mailed to you in August 2010, and will be filed for the 12 months ended August 31, 2010. There will be a line item on the face of the SIPC-7 to deduct the assessment paid with the SIPC-6.

Please be certain to mail the completed assessment form and the assessment payment due to:

Securities Investor Protection Corporation
P. O. Box 92185
Washington, DC 20090-2185

SIPC-7T

(27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

SIPC-7T

(27-REV 3/09)

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-047101 FINRA AUG 7/20/1994
WNC CAPITAL CORPORATION
17782 SKYPARK CIRCLE
IRVINE, CA 92614-6404

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 684

B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) (152)

03/06/09
Date Paid

C. Assessment balance due 532

D. Interest computed on late payment (see instruction E) for______days at 20% per annum

E. Total assessment balance and interest due (or overpayment carried forward) $______

F. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) $______

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

WNC Capital corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the ~~20~~ 22 day of ~~[illegible]~~ Oct, 2009.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending ~~Oct~~ Sept 30, 20 09
Eliminate cents

Item No.		Amount
2a.	Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,201,325
2b.	Additions:	
	(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
	(2) Net loss from principal transactions in securities in trading accounts.	
	(3) Net loss from principal transactions in commodities in trading accounts.	
	(4) Interest and dividend expense deducted in determining item 2a.	
	(5) Net loss from management of or participation in the underwriting or distribution of securities.	
	(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
	(7) Net loss from securities in investment accounts.	
	Total additions	
2c.	Deductions:	
	(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
	(2) Revenues from commodity transactions.	
	(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	(927,717)
	(4) Reimbursements for postage in connection with proxy solicitation.	
	(5) Net gain from securities in investment accounts.	
	(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
	(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
	(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____________	
	(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____________	
	(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____________	
	Enter the greater of line (i) or (ii)	
	Total deductions	(927,717)
2d.	SIPC Net Operating Revenues	$ 273,608
2e.	General Assessment @ .0025	$ 684
		(to page 1 but not less than $150 minimum)

DATE	INVOICE NO	COMMENT	AMOUNT	DISCOUNT	NET AMOUNT
10/22/2009	SIPC-7T-09	SIPC-7T-TRANS ASSMNT RECON	532.00	0.00	532.00
841-000-000	*FEES/LICENSES*	*532.00*			

CHECK: 001529 10/26/2009 SECURITIES INVESTOR PROTECTION CHECK TOTAL: 532.00

WNC CAPITAL CORP.

USbank
Newport Beach, CA 92660
90-3582-1222

10/26/2009

001529

17782 SKY PARK CIRCLE
IRVINE, CA 92614
7146625565

The Amount Of: ***FIVE HUNDRED THIRTY-TWO AND XX / 100**

Amount
*******532.00*

F› the Of: SECURITIES INVESTOR PROTECTION CORPORATION
805 15TH ST NW, STE 800

WASHINGTON DC 20005-2215

⑈001529⑈ ⑆122235821⑆163800538056⑈

A/P INVOICE VOUCHER

VENDOR NAME: Securities Investor Protection Corp **FUND NAME: WNC Capital Corporation**

NEW VENDOR: YES ☐ NO ☐ **(If YES, complete following section)**

COMPLETE THIS SECTION FOR NEW VENDOR:

Employee Name: ____________ Type of Service Provided: ____________

One Time Vendor: YES ☐ NO ☐ Vendor Number: ____________
(Assigned by Accounts Payable)

Tax Identification Number: ____________ Person / Corporation: ____________
(**P** = Person; **C** = Corporation; **N** = Non-Corporate Entity (such as a partnership)

Alpha Name: ____________

Contact Name: ____________

Mailing Address: ____________

City: ____________ State: ____________ Zip Code: ____________

Phone Number: ____________ Fax Number: ____________

ENTERED MAS 90

INVOICE INFORMATION:

INVOICE NUMBER:	8-047101			
INVOICE AMOUNT:	$532			
INVOICE DATE:	10-22-09			

.... General Ledger Detail ....

Account Number	Amount	Remarks
841-000-000 fees/Licences	$532	Transitional Assessment Recon
	$	
	$	
	$	

(Prior to check run)
Dept. ~~V.P.~~ Acct Director of Approval: ____________ 10/22/09

(After check run)

V.P. - CFO Approval: ____________ ____/____/____

10/22/09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
NOV 23 2009
Washington, DC
122

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47101

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/08 (MM/DD/YY) AND ENDING 08/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WNC CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17782 SKY PARK CIRCLE
(No. and Street)

IRVINE	CA	92614
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILFRED N. COOPER, JR. 1-714-662-5565, x115
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO SEIDMAN, LLP
(Name – *if individual, state last, first, middle name*)

3200 BRISTOL STREET, #400, COSTA MESA, CA 92626
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

2A

OATH OR AFFIRMATION

I, WILFRED N. COOPER, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WNC CAPITAL CORPORATION, as of AUGUST 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

(See attached jurat)

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this 17th day of November, 2009, by Wilfred N. Cooper Jr., proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

J. KAAKE
COMM. # 1782687
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
My Comm. Expires Nov. 30, 2011

(Seal) Signature J. Kaake

FINRA™

Financial Industry Regulatory Authority

SEC
Mail Processing
Section
NOV 23 2009
Washington, DC
122

BY CERTIFIED MAIL 7009 0960 0000 4007 1759

November 4, 2009

Wilfred N. Cooper Jr.
President and CEO
WNC Capital Corporation
17782 Skypark Circle
Irvine, CA 92614-6404

RE: WNC Capital Corporation
CRD No. 36174

Dear Mr. Cooper:

This acknowledges receipt of your August 31, 2009 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1. A SIPC Supplemental Report pursuant to SEC Rule 17a-5(e)(4).

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules*. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item listed above to this office and to the appropriate SEC regional of district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by November 18, 2009. Questions may be addressed to Heidi Udagawa, Principal Examiner, at (213) 613-2631.

Sincerely,

Colleen Diles
Examination Manager

Enclosure: Form X-17A-5 Part III Facing Page

cc: Chief Regulatory Coordinator, Securities and Exchange Commission
BDO Seidman, LLP

Sen Sun

From: Sen Sun
Sent: Tuesday, November 17, 2009 8:32 AM
To: 'Heidi.udagawa@finra.org'
Cc: 'Mary Espinosa'; Tracy Ignacio; Melanie Wenk; Will Cooper Jr.
Subject: Extension

Hi Heidi,

As we discussed this morning, due to the fact that the BDO Principal is out of town until November 20, 2009, we will provide the revised Form X-17 A-5 Part III Facing Page and the SIPC Supplemental Report by Monday, November 23, 2009.

Thank you!

Sen Sun

WNC Capital Corporation

17782 Sky Park Circle,
Irvine, CA 92614
Phone: 714-662-5565 ext. 184
Fax: 714-708-8498

SIPC-7T

(27-REV 3/09)

SEC Mail Processing Section

NOV 23 2009

Washington, DC

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

SIPC-7T

(27-REV 3/09)

(Read carefully the instructions in your Working Copy before completing this Form)

Amended Form

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-047101 FINRA AUG 7/20/1994
WNC CAPITAL CORPORATION
17782 SKYPARK CIRCLE
IRVINE, CA 92614-6404

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 670

B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) (150)

03/06/09
Date Paid

C. Assessment balance due 520

D. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

E. Total assessment balance and interest due (or overpayment carried forward) $ (12) *

F. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) $ ______

*Note: The fee of $532.- was paid as of 10/26/09. there is an overpayment of $12.-. please see attached original form SIPC-7T.

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

WNC Capital Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 13th day of November, 20 09.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending August 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,031,673
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	(763,859)
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	(763,859)
2d. SIPC Net Operating Revenues	$ 267,814
2e. General Assessment @ .0025	$ 670.

(to page 1 but not less than $150 minimum)

IMPORTANT NOTICE TO AUGUST FYE (SIPC-7T)

As you know, SIPC reinstituted the assessment based on net operating revenues (defined as all revenues minus interest expense see 2c(9) on page 2) effective April 1, 2009. Going forward, the assessment will be paid semi-annually based on your firm's fiscal year end.

According to SIPC's records, your firm has a fiscal year ending August 31, 2009. Therefore, we enclose a SIPC-7T which should be filed for the period April 1 through August 31, 2009. Do not forget to take credit for paying the $150 minimum assessment you have paid in January, February or March of 2009.

For your information, the next filing due will be a SIPC-6 covering the period September 1, 2009 through February 28, 2010 for the first half of your 2010 fiscal year. This will be followed by the SIPC-7 Annual Reconciliation, which will be mailed to you in August 2010, and will be filed for the 12 months ended August 31, 2010. There will be a line item on the face of the SIPC-7 to deduct the assessment paid with the SIPC-6.

Please be certain to mail the completed assessment form and the assessment payment due to:

Securities Investor Protection Corporation
P. O. Box 92185
Washington, DC 20090-2185

SIPC-7T
(27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

SIPC-7T
(27-REV 3/09)

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-047101 FINRA AUG 7/20/1994
WNC CAPITAL CORPORATION
17782 SKYPARK CIRCLE
IRVINE, CA 92614-6404

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 684

B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) (152)

03/06/09
Date Paid

C. Assessment balance due 532

D. Interest computed on late payment (see instruction E) for______days at 20% per annum

E. Total assessment balance and interest due (or overpayment carried forward) $

F. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) $

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

WNC Capital Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the ~~20~~ 22 day of ~~[illegible]~~ Oct, 2009.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009 30,
and ending ~~Oct~~ Sept, 20 09
Eliminate cents

Item No.		
2a.	Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,201,325
2b.	Additions:	
	(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
	(2) Net loss from principal transactions in securities in trading accounts.	
	(3) Net loss from principal transactions in commodities in trading accounts.	
	(4) Interest and dividend expense deducted in determining item 2a.	
	(5) Net loss from management of or participation in the underwriting or distribution of securities.	
	(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
	(7) Net loss from securities in investment accounts.	
	Total additions	
2c.	Deductions:	
	(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
	(2) Revenues from commodity transactions.	
	(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	(927,717)
	(4) Reimbursements for postage in connection with proxy solicitation.	
	(5) Net gain from securities in investment accounts.	
	(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
	(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
	(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
	(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
	(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
	Enter the greater of line (i) or (ii)	
	Total deductions	(927,717)
2d.	SIPC Net Operating Revenues	$ 273,608
2e.	General Assessment @ .0025	$ 684.ˊ
		(to page 1 but not less than $150 minimum)

DATE	INVOICE NO	COMMENT	AMOUNT	DISCOUNT	NET AMOUNT
10/22/2009	SIPC-7T-09	SIPC-7T-TRANS ASSMNT RECON	532.00	0.00	532.00
841-000-000	*FEES/LICENSES*	*532.00*			

CHECK: 001529 10/26/2009 SECURITIES INVESTOR PROTECTION CHECK TOTAL: 532.00

WNC CAPITAL CORP.

USbank
Newport Beach, CA 92660
90-3582-1222

10/26/2009

001529

17782 SKY PARK CIRCLE
IRVINE, CA 92614
7146625565

The Amount Of: ***FIVE HUNDRED THIRTY-TWO AND XX / 100**

Amount
*******532.00*

Pay to the Order Of: SECURITIES INVESTOR PROTECTION CORPORATION
805 15TH ST NW, STE 800

WASHINGTON DC 20005-2215

Security Features Included. Details on back.

⑈001529⑈ ⑆122235821⑆ 163800538056⑈

SAFEGUARD LITHO USA SFSL2M CK7S08112M

A/P INVOICE VOUCHER

VENDOR NAME: Securities Investor Protection Corp **FUND NAME: WNC Capital Corporation**

NEW VENDOR: YES ☐ NO ☐ **(If YES, complete following section)**

COMPLETE THIS SECTION FOR NEW VENDOR:

Employee Name: ____________ Type of Service Provided: ____________

One Time Vendor: YES ☐ NO ☐ Vendor Number: ____________
(Assigned by Accounts Payable)

Tax Identification Number: ____________ Person / Corporation: ____________
(**P** = Person; **C** = Corporation; **N** = Non-Corporate Entity (such as a partnership)

Alpha Name: ____________

Contact Name: ____________

Mailing Address: ____________

City: ____________ State: ____________ Zip Code: ____________

Phone Number: ____________ Fax Number: ____________

ENTERED MAS 90

INVOICE INFORMATION:

INVOICE NUMBER:	8-047101			
INVOICE AMOUNT:	$532			
INVOICE DATE:	10-22-09			

.... General Ledger Detail ....

Account Number	Amount	Remarks
841-000-000 fees/Licences	$ 532	Transitional Assessment Recon
	$	
	$	
	$	

(Prior to check run)
Dept. ~~V.P.~~ Director of Acct Approval: ____________ 10/22/09

(After check run)

V.P. - CFO Approval: ____________ ___/___/___

10/22/09

BDO

BDO Seidman, LLP
Accountants and Consultants

3200 Bristol Street, 4th Floor
Costa Mesa, California 92626
Telephone: (714) 957-3200
Fax: (714) 957-1080

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to WNC Captial Corporation's SIPC Assessment Reconciliation

To the Board of Directors
WNC Capital Corporation
Irvine, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7T)) to the Securities Investor Protection Corporation ("SIPC") for the period from April 1, 2009 to August 31, 2009, which were agreed to by WNC Capital Corporation (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries consisting of disbursement registers and cancelled checks noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended August 31, 2009 less revenues reported on the FOCUS reports for the period from September 1, 2008 to March 31, 2009 contained on the statements of income, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to August 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, consisting of general ledger, disbursement records and commission payment schedules, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers, consisting of the general ledger, disbursement records and commission payment schedules, supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion.

Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

November 20, 2009

WNC CAPITAL CORP.

November 20, 2009

SEC Headquarters
Office of Filings and Information Systems
100 F Street
Washington, DC 20549
(202) 551-6551

SEC Mail Processing Section
NOV 23 2009
Washington, DC
122

RE: WNC Capital Corporation (CRD # 36174)
SIPC Supplemental Report pursuant to SEC Rule 17a-5(e)(4)
Form X-17A-5 Part III Facing Page
Amended Form SIPC-7T

Dear SEC compliance staff member:

Please find enclosed the SIPC Supplemental Report pursuant to SEC Rule 17a-5(e)(4) for WNC Capital Corporation, a new Form X-17A-5 Part III Facing Page, and an amended Form SIPC-7T. WNC Capital Corporation has previously submitted its audited financials for the year ending August 31, 2009.

Should you have any questions, please contact me at 800-286-1135 ext. 184.

Sincerely,
WNC CAPITAL CORPORATION

Sen Sun
Financial and Operations Principal
WNC Capital Corporation

Enclosures

SS:mc

17782 Sky Park Circle • Irvine, CA 92614-6404 • Phone 714/662-5565 • FAX 714/708-8493 • www.wncinc.com